EXHIBIT 1

August 5, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX:	ERF.UN
NYSE:	ERF

ENERPLUS ANNOUNCES EXECUTIVE APPOINTMENT

Mr. Gordon J. Kerr, President & Chief Executive Officer of Enerplus Resources Fund (“Enerplus”) is pleased to announce the following appointment to the executive team of the Fund.

Mr. Larry Hammond joins Enerplus in the position of Vice President, Operations. Mr. Hammond brings a strong technical background of over 17 years experience in the oil and gas industry most recently with EnCana Corporation. Mr. Hammond’s expertise is primarily in the Western Canadian Sedimentary Basin where his familiarity with resource plays will be very complementary with Enerplus’ trust model and value creation efforts. Larry also has experience in Russia and Hibernia. He spent nine years with PanCanadian Energy Corporation, working in Canada and Russia and then joined Hibernia Management and Development Company Limited in St. John’s, Newfoundland in 1997. Mr. Hammond returned to PanCanadian in 2000 where he managed diverse exploration, development and production activities for the Strathmore area and remained with PanCanadian through the merger with AEC, ultimately managing the Parkland East Sub-Business Unit for EnCana.

Mr. Kerr welcomes Mr. Hammond to Enerplus. His experience and expertise will be a valuable addition to the executive team.

For further information, please contact Eric Tremblay, Senior Vice President, Capital Markets or the Investor Relations Department at 1-800-319-6462.